------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                           OMB Number       3235-0287
     no longer subject                           Expires:September 30, 1998
     Section 16. Form 4                          Estimated average burden
     or Form 5 obliga-                           hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

         Bailey       Joseph      P. III
     ------------------------------------
         (Last)      (First)     (Middle)

                  6 Lake Court
     ------------------------------------
                    (Street)

          Augusta    Georgia        30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     ###-##-####
     -------------------------------------------------

4.   Statement for Month/Year

     April 1997
     ------------------------

5.   If Amendment, Date of Original (Month/Year)


     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

                Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------

     Vice President

     ------------------------------------------

7.   Individual or Joint/Group Filing
     (Check Applicable Line)

         X      Form Filed by One Reporting Person
     ---------
                Form Filed by More than One Reporting Person
     ---------

FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned                     Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
----------------------------------------------------------------------------------------------------------------------------------
                                                           Date   Expira-
                                                          Exer-     tion
1.<F1>   2.<F2>    3.<F3>      Code   V     (A)    (D)    cisable   Date      Title   Shares 8.<F8>   9.<F9>   10.<F10>  11.<F11>
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Employee $20.50   4/28/97        A     V   20,000   --    <F12>   4/28/07   Common   20,000    --     132,500    D        --
Stock                                                                       Stock
Option
(right to buy)
----------------------------------------------------------------------------------------------------------------------------------

<F1>   Title of Derivative Security (Instr. 3)
<F2>   Conversion or Exercise of Price of Derivative Security
<F3>   Transaction Date (MM/DD/YY)
<F4>   Transaction Code (Instr. 8)
<F5>   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
<F6>   Date Exercisable and Expiration Date (MM/DD/YY)
<F7>   Title and Amount of Underlying Securities (Instr. 3 and 4)
<F8>   Price of Derivative Security (Instr. 5)
<F9>   Number of Derivative Securities Beneficially Owned at End of Period (Instr. 4)
<F10>  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
<F11>  Nature of Indirect Beneficial Ownership (Instr. 4)
---------------------------------------------------------
<F12>  These options were granted under the Merry Land & Investment Company, Inc. Stock
       Option and Incentive Plan. Twenty percent (20%) of these options become exercisable on 10/28/97 and an additional 20% become exercisable in four annual installments commencing on 4/28/98.

                 /s/                                  6/19/97
    -------------------------------              --------------------
        Joseph P. Bailey III                            Date
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                     Page 2
       Potential persons who are to respond to the collection of   SEC 1474
       information contained in this form are not required to      (7/96)
       respond unless the form displays a currently valid OMB Number.